UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                  Amendment 2

                   Under the Securities Exchange Act of 1934

                             U.S. RARE EARTHS, INC.
                             ---------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                  19655K 10 3
                                  -----------
                                 (CUSIP Number)

                          Mr. J. Victor Lattimore Jr.
                        5600 Tennyson Parkway, Suite 190
                               Plano, Texas 75024
                                  972-294-7190
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 2013
                               -----------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D Amendment 2, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D AMENDMENT 2
________________________________________________________________________________

CUSIP NO. 19655K 10 3                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mr. J. Victor Lattimore Jr. and his related entities
         Unique Materials, LLC, Lattimore Properties, Inc. and
         John and Mark Family Limited Partnership
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         US
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               4,733,607 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          4,733,607 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,733,607 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       17.0%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D Amendment 2 ("13D") relates to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of U. S. Rare Earths, Inc. ("USRE"), a Nevada corporation, whose principal executive office is located at 12 Gunnebo Drive, Lonoke, Arkansas. The principal executive officer is Kevin Cassidy, Chief Executive Officer.

     This 13D provides notice of the position of Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC, Lattimore Properties, Inc., John and Mark Family Limited Partnership and the following transactions:

Convertible Secured Promissory Note with Unique Materials LLC
-------------------------------------------------------------

On September 13, 2012, the Company entered into a Convertible Secured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $650,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $25,644 into 675,644 of the Company's restricted common shares at $1.00 per share.

Unsecured Promissory Note with Unique Materials LLC
---------------------------------------------------

On November 20, 2012, the Company entered into a unsecured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $250,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $7,534 into 257,534 of the Company's restricted common shares at $1.00 per share.

Unsecured Promissory Note with Unique Materials LLC
---------------------------------------------------

On February 4, 2013, the Company entered into a unsecured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $150,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $2,950 into 152,950 of the Company's restricted common shares at $1.00 per share.

Open market purchases of 7,200 shares of common stock.

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Lattimore Jr. is a Texas citizen. This "Reporting Party" is an "institutional investor" or an "accredited investor."

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     Mr. Lattimore Jr. was appointed Chairman of the Board of Directors on June 27, 2011. Since 1996, Mr. Lattimore Jr. has served as President and Chairman of the Board of Lattimore Properties, Inc. of Plano, Texas. From 1986 to 2011, he was President of Lattimore Materials Company, LP, whose operations included seven aggregate mines, 26 ready mix concrete plants, four rail terminals and over 400 mixer and haul trucks. Lattimore Materials is the U.S.'s premier concrete and aggregates supplier in the Southwest. Mr. Lattimore Jr. is a member of the Board of the Congressional Medal of Honor Foundation. He is also on the board of the National Center for Policy Analysis, a Dallas, Texas and Washington, D.C.- based public policy think tank.

     The principal business address of Mr. Lattimore Jr. is 5600 Tennyson Parkway, Suite 190, Plano, Texas 75024.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     This 13D provides notice of the position of Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC, Lattimore Properties, Inc. John and Mark Family Limited Partnership and the following transactions:

Convertible Secured Promissory Note with Unique Materials LLC
-------------------------------------------------------------

On September 13, 2012, the Company entered into a Convertible Secured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $650,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $25,644 into 675,644 of the Company's restricted common shares at $1.00 per share.

Unsecured Promissory Note with Unique Materials LLC
---------------------------------------------------

On November 20, 2012, the Company entered into a unsecured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $250,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $7,534 into 257,534 of the Company's restricted common shares at $1.00 per share.

Unsecured Promissory Note with Unique Materials LLC
---------------------------------------------------

On February 4, 2013, the Company entered into a unsecured Promissory Note ("Note or Note Agreement") with Unique Materials LLC, a Texas LLC ("Holder") affiliated with John Victor Lattimore, Jr., Chairman of the Company's Board of Directors pursuant to which the Company agreed to issue a Note for $150,000 at 5%.

On June 28, 2013, the Unique Materials LLC converted this Note and interest of $2,950 into 152,950 of the Company's restricted common shares at $1.00 per share.

Open market purchases of 7,200 shares of common stock.

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) As of July 3, 2013, Mr. Lattimore Jr. beneficially owned 4,733,607 shares of Common Stock individually.

     Mr. Lattimore Jr. owned 17.0% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of July 3, 2013 of 27,893,939 shares.

     (b) As of July 3, 2013, Mr. Lattimore Jr. had sole voting power and sole dispositive power with respect to 4,733,607 shares of Common Stock individually.

     (c) Mr. Lattimore Jr. has acquired 2,115,178 shares of common stock of the Company within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

(a) Not applicable.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

                Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC, Lattimore Properties, Inc. and John and Mark Family Limited Partnership

                By: /s/ J. Victor Lattimore Jr.
                    ---------------------------
                Name: Mr. J. Victor Lattimore Jr. and his related entities Unique Materials, LLC, Lattimore Properties, Inc. and
                John and Mark Family Limited Partnership

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)